As filed with the Securities and Exchange Commission
on February 18, 1997
	Registration No.333-7279
======================================================
	SECURITIES AND EXCHANGE COMMISSION
	______________________
AMENDMENT NO. 2
TO
FORM S-3
	REGISTRATION STATEMENT
	UNDER
	THE SECURITIES ACT OF 1933
	______________________



	EXECUTONE INFORMATION SYSTEMS, INC.
	(Exact name of registrant as specified in its charter)


VIRGINIA

(State or other jurisdiction of
incorporation or organization)

 86-0449210
	(I.R.S. Employer Identification No.)

	478 Wheelers Farms Road
	Milford, Connecticut 06460
	(203) 876-7600

	(Address, including zip code, and telephone number,
    including area code, of Registrant's principal
                 executive offices)
	_____________________________

	BARBARA C. ANDERSON, ESQ.
	Vice President, General Counsel
	and Secretary
	EXECUTONE INFORMATION SYSTEMS, INC.
	478 Wheelers Farms Road
	Milford, Connecticut 06460
	(203) 876-7600

	(Name, address, including zip code, and telephone number, including area code, of agent for service)

	_____________________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

X If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.

   If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

   If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


The Registrant hereby amends this Registration
Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus dated February 18, 1997

	EXECUTONE INFORMATION SYSTEMS, INC.
	15,938,113  SHARES OF COMMON STOCK

This Prospectus relates to 15,938,113 shares of Common Stock, par value $.01 per share (the "Common
Stock"), of EXECUTONE Information Systems, Inc., a
Virginia corporation (the "Company") (such shares being referred to collectively herein as the "Securities"). All of the Securities being offered hereby are to be offered and sold from time to time for the account of certain shareholders of the Company, or by their respective donees, transferees or successors in interest (such persons being collectively referred to herein as the "Selling
Shareholders"). The Company will not receive any of the proceeds from the sale of the Securities. See
"Selling Shareholders" for a discussion of the circumstances pursuant to which the Selling
Shareholders have acquired the Securities offered hereby, and "Plan of Distribution" for a discussion of the plan of distribution.

	Shares of the Company's Common Stock are traded in the over-the-counter market on the Nasdaq National
Market under the symbol XTON. The last sales price of the Common Stock on February 14, 1997, as reported on the Nasdaq, was $ 2.44 per share.


   	_________________________

THE PURCHASE OF THESE SECURITIES INVOLVES CERTAIN RISK
FACTORS.  SEE "RISK FACTORS", PAGE 5.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION (THE
"COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR
HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
THE CONTRARY IS A CRIMINAL OFFENSE.
	_________________________

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION
OR AMENDMENT.  A REGISTRATION STATEMENT RELATING TO
THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION.  THESE SECURITIES MAY NOT BE
SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE
TIME THAT THE REGISTRATION STATEMENT BECOMES
EFFECTIVE.  THIS PROSPECTUS SHALL NOT CONSTITUTE AN
OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY
STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION
UNDER THE SECURITIES LAWS OF ANY  SUCH STATE.



	The date of this Prospectus is February 18, 1997

	AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports and definitive proxy or information statements filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth
Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois
60661 and 75 Park Place, New York, New York 10007.
Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington,
D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration
Statement") with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information as to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits relating thereto.


	INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



The following documents filed by the Company with the Commission (File No. 0-11551) are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as filed on April 15, 1996; (ii) the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995, as filed on April 30, 1996; (iii) the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995, as filed on June 4, 1996; (iv) the Company's
Annual Report on Form 10-K/A for the fiscal year ended
December 31, 1995, as filed on August 29, 1996; (v) the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995, as filed on February 18, 1997; (vi) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, as filed on May 15, 1996; (vii) the Company's Quarterly
Report on Form 10-Q/A for the quarter ended March 31, 1996, as filed on February 18, 1997; (viii) the
Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, as filed on August 19,

1996; (ix) the Company's Quarterly Report on Form 10-
Q/A for the quarter ended June 30, 1996, as filed on February 18, 1997; (x) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as filed on November 13, 1996; (xi) the Company's
Quarterly Report on Form 10-Q/A for the quarter ended
September 30, 1996, as filed on February 18, 1997;
(xii) the definitive proxy material of the Company for the Annual Meeting of Shareholders held July 30, 1996, as filed with the Commission on June 10, 1996; (xiii) the Company's Current Report on Form 8-K dated April
10, 1996, as filed May 1, 1996; (xiv) the Company's
Current Report on Form 8-K/A dated April 10, 1996, as filed on February 18, 1997; (xv) the Company's Current
Report on Form 8-K dated May 31, 1996, as filed June
17, 1996; (xvi) the Company's Current Report on Form
8-K/A dated May 31, 1996, as filed on September 24,
1996; and (xvii) the Company's Current Report on Form
8-K/A dated May 31, 1996, as filed on February 18,
1997.



All documents filed by the Company with the Commission pursuant to Section 13(a) and 13(c) of the Exchange
Act and any definitive proxy statement so filed pursuant to Section 14 of the Exchange Act and any reports filed pursuant to Section 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will furnish, without charge, upon written or oral request, to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, copies of any or all documents incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests should be directed to Barbara C. Anderson, Vice President,
General Counsel and Secretary, EXECUTONE Information
Systems, Inc., 478 Wheelers Farms Road, Milford,
Connecticut 06460  (telephone (203) 876-7600).

	THE COMPANY

EXECUTONE designs, manufactures, sells, installs, services and supports communications systems and services for business locations with up to 400 desktops, and is a leading supplier of specialized hospital communications equipment. Products are sold primarily under the EXECUTONEr, INFOSTARr, IDStm, LIFESAVERtm, and INFOSTAR/ILStm brand names through a worldwide network of direct sales and service employees and independent distributors.

EXECUTONE is a vertically integrated voice and data communications company. The Company controls the major elements of its business, ranging from product design, manufacturing and marketing to distribution.
The Company is organized into three product divisions, focusing on different products and market segments:
computer telephony, healthcare communication systems, and call center management.

Revenues are derived from product sales to distributors, direct sales of healthcare and call center products, and direct sales to national accounts and federal government customers, as well as installations, additions, changes, upgrades or relocation of previously installed systems, maintenance contracts, and service charges to the existing base of healthcare, call center, national account and federal government customers.
The objective of the computer telephony division, in addition to sales of traditional telephone systems, is to offer value-added products and services. The
Company's integrated digital telephone systems emphasize flexible software applications, such as automated attendant, data switching, and computer telephone interface, designed to enhance the customer's ability to communicate, obtain and manage information. The Company's telephone systems provide the platform for its other voice communications software applications.

The healthcare communications systems division provides to its healthcare facility customers integration of the flow of voice and data between nurse and patient, increased flexibility and efficiency in hospital operations, and the means to improve patient care. EXECUTONE has been a recognized name in this market for many years with its LIFESAVERtm and CARE/COMrII-E nurse call systems. The
Company is also creating applications software specific to hospital and nursing homes to help resolve many labor intensive tasks.

The healthcare communications division also markets the INFOSTAR/ILStm locator system, released in early
1994. The INFOSTAR/ILS system can improve productivity, save time and expense for users and eliminate overhead paging by instantly locating staff and equipment in a facility. Each person or piece of equipment wears an individually coded badge that transmits infrared signals to sensors placed throughout the facility, which forward the location information to a central processing unit. The location data can be accessed on local display stations. The ILStm system can be integrated with the Company's telephone systems and the LIFESAVERtm nurse call system to provide additional productivity improvements for hospital environments. The ILS system is also marketed through the computer telephony division for office environments.



The call center management division develops and sells
sophisticated telephony products that integrate a
computerized digital telephone system platform with
high-volume inbound, outbound and internal call
processing systems.  Such systems include automatic
call distribution systems, predictive dialing systems,
and scripting software to assist agents handling
calls. Predictive dialing systems enable the Company's
call center customers to efficiently and cost-
effectively place a large number of outgoing calls
using the minimum number of live agents.   Scripting
software assists agents in conducting calls and obtaining and recording desired information. Certain of these systems also provide data interface with host or mainframe computers. These systems are sold to call center customers that have a need for systems to efficiently and cost-effectively receive or place their customer or prospect calls, distribute those calls to available live operators, and produce management reports on call activity.



The principal office of the Company is located at 478
Wheelers Farms Road, Milford, Connecticut 06460, and the Company's telephone number is (203) 876-7600.

RISK FACTORS



Investment in the Company involves various risks. In addition to general investment risks, investors may wish to consider the following factors before purchasing the Securities. Additional information with respect to the matters discussed below, and with respect to the Company's business and industry in general, is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and amendments thereto, which is incorporated herein by reference.



Competition

The telephony markets are intensely competitive.  The
Company believes that its principal competitors in the under 400-desktop telephony/voice processing market are Lucent Technologies (the former equipment business of American Telephone and Telegraph Co.) and Nortel
(formerly known as Northern Telecom).  While the
Company believes that Lucent and Nortel are dominant in this market, there is insufficient data to make a meaningful estimate of the Company's competitive position relative to other competitors. Competition will become even more intense with the passage of the telecommunications deregulation legislation in
February 1996, and with the anticipated entry into telephony of computer telephony companies, many of whom have significantly greater financial and development resources than the Company. Because of this intense competition, the Company may not be able to reflect fully in product prices any increased operating costs, if such increases should occur.

Reliance on Foreign Suppliers



The Company imports certain of its products and components from manufacturers located in China, Malaysia, the Dominican Republic, and Korea. While the Company believes that utilizing foreign suppliers generally maximizes efficiency because of the expertise of such manufacturers and suppliers and the relative cost savings over pricing offered by domestic suppliers, there are certain risks attendant to utilizing such foreign suppliers. Foreign countries may be prone to political and labor unrest.



 In addition, it is possible that the U.S. Government could impose limitations on imports from certain countries in addition to those currently in place, including importations from countries in which the Company's foreign suppliers are located. If any such limitations cause a reduction in shipments to the Company, or if regulations are imposed that increase materially the cost of the Company's foreign-made products or components, the Company could be affected adversely unless and until satisfactory alternatives are in place.

RECENT DEVELOPMENTS

On May 31, 1996, the Company sold its direct sales and service organization, including its network services division, to Clarity Telecom Holdings, Inc., a new acquisition company led by Bain Capital, Inc. (the
"Buyer"). The purchase price was $61.5 million in cash, a $5.9 million junior subordinated note due July
1, 2004, with interest at 7.5% per year, and warrants to purchase 8% of the equity issued as of the closing in the new company. The warrants entitle the Company to purchase 28,985 shares of the Class A common stock of Buyer at a price of $3.73 per share, and 5,797 shares of the Class L common stock of Buyer at a price of $167.71 per share, the number and price of shares in each case being subject to adjustment under certain circumstances. Each warrant is exercisable for three years, from the date of issuance until May 30, 1999.

The Company and the Buyer also entered into a five-year exclusive distributor agreement pursuant to which the Buyer will sell and service EXECUTONEr and INFOSTARr telephone products to business and commercial locations that require up to 400 telephones.



The sale included the Company's National Service
Center. The sale did not include the Pittsburgh direct sales and service office, which the Company separately sold to one of its existing independent distributors for approximately $1.3 million in cash and notes in May 1996. The sale of the Direct Sales and Service
Group (including the separate sale of the Pittsburgh office) relates primarily to the retail distribution channel of the Computer Telephony division and includes the entire network services division. After the sale, the Computer Telephony division consists of telephony product sales to independent distributors, of which Clarity is the largest distributor, along with the National Accounts and Federal Systems marketing groups. The Company retains its Healthcare
Communications and Call Center Management businesses and the Unistar business.

On April 10, 1996, the Company announced that it had given notice of its intention to terminate its distribution agreement with GPT Video Systems due to failures by GPT to deliver properly functioning videoconferencing products on a timely basis. In June
1996, the Company completed the sale of its videoconferencing division, including customer service contracts and certain inventory, to BT Visual Images
LLC for approximately $145,000 and future contingent consideration, plus the assumption of certain liabilities relating to the business of the division.



In April 1996, the Company also sold its inmate calling business, including certain equipment and customer contracts, for approximately $550,000 plus the assumption of certain obligations relating to the business. This business was part of the computer telephony division.



None of the Pittsburgh direct office, the videoconferencing division or the inmate calling business constituted a material portion of the Company's assets, revenues or income.

On December 19, 1995, the Company acquired 100% of the common stock of Unistar Gaming Corp., a Delaware corporation ("Unistar"). Unistar, through its subsidiary Unistar Entertainment, Inc., has an exclusive five-year contract to design, develop, finance, and manage the National Indian Lottery
("NIL"). The NIL will be a national lottery authorized by federal law and by a compact between the State of Idaho and the Coeur d'Alene Indian Tribe of Idaho ("Coeur d'Alene Tribe"). In return for providing these management services to the NIL, Unistar will be paid a fee equal to 30% of the profits of the NIL.



The Company acquired 100% of Unistar for 3.7 million shares of Common Stock, 250,000 shares of Cumulative
Convertible Preferred Stock, Series A ("Series A
Preferred Stock") and 100,000 shares of Cumulative
Contingently Convertible Preferred Stock, Series B
("Series B Preferred Stock"). See "Description of
Capital Stock".



The telephone operations of the NIL cannot begin until
the resolution of a pending legal proceeding.  Certain
states have attempted to block the NIL by filing
letters under 18 U.S.C. Section 1084 preventing long-
distance carriers from providing telephone service to
the NIL based on allegations that the NIL is not
legal.   In September 1995, the Coeur d'Alene Tribe
initiated legal action in the Coeur d'Alene Tribal
Court to obtain a ruling allowing the telephone lottery to proceed. On February 28, 1996, the Tribal
Court held that the lottery is authorized by the Indian Gaming Regulatory Act ("IGRA") passed in 1988, and that the states lack authority to issue the
Section 1084 notification letters to any carrier.
This ruling and a related order dated May 1, 1996 are being appealed to the Tribal Appellate Court and probably will be appealed to the United States federal courts as well. The Company has been advised by its outside counsel, Hunton &
Williams, that based upon such firm's review of the applicable statues, regulations and case law, it believes that the National Indian Lottery is authorized under IGRA and that the favorable rulings issued by the Coeur D'Alene Tribal Court on February
28, and May 1, 1996 should be upheld on appeal.



In July 1995, the Company reorganized its then
existing other businesses into five divisions:
Computer Telephony, Healthcare Communication Systems,
Call Center Management ("CCM"), Videoconferencing
Products, and Network Services.  The
videoconferencing and network services divisions were
subsequently sold as described above. The business of
Executone, Inc. that was acquired in 1988 was a
telephone equipment business that focused its direct
selling efforts on office sites with fewer than 20
phones. The average system size in the customer base
at that time was in the 8-10 phone range.  It was
originally believed in 1988 that the MAC and service
business generated by the customer base would be
increasingly profitable as the base of customers grew.
 Since 1988, the Company has expanded its product line
to the high-end user, with larger customers and more
sophisticated products to serve customers' total
communications needs.  The strategy the Company is now
pursuing is to focus on software solutions versus the
hardware orientation of the business purchased in the
1988 acquisition.   With the IDS product, a digital
platform for various communications functions which was developed after the acquisition, the Company's product lines now provide sophisticated software applications, including integrated voice mail, call center applications (ACD, IVR's and predictive dialers), infrared locator systems, nurse call systems and computer telephony interfaces that drive its telephony products.

The change in the nature and complexity of its product lines has changed the way the Company has to market its products. Unlike many companies in its industry that focus on one particular product to one market, the Company provides multiple products and applications to its particular market niche. This requires the Company to have expertise in each particular market segment in which it competes because the Company's competitors are primarily one-product companies or divisions who are experts in their particular market niche. The divisionalization consolidated the sales, marketing and product development functions under a divisional management structure for each division, headed by a division president. The sales force was restructured such that each sales person is assigned to a specific division and will sell only within that division's market segment. The specialization of the sales force included the addition of sales representatives with the necessary product and market expertise, as well as substantial retraining for the remaining sales representatives.

	SELLING SHAREHOLDERS

The Securities being offered hereby by the Selling
Shareholders (i) were acquired by the Selling
Shareholders in the Company's acquisition of Unistar in December 1995, or (ii) are issuable upon exercise of options or conversion or redemption of Preferred
Stock of the Company issued in connection with the acquisition of Unistar, or (iii) are issuable upon exercise of warrants issued to Mr. Stanley Blau, an officer and director of the Company, in 1987, in connection with his employment by Vodavi Technology
Corporation, a predecessor of the Company.

Certain of the Selling Shareholders acquired an aggregate of 3,700,000 shares of the Securities on December 19, 1995, in exchange for their shares of Unistar, and can acquire an additional 425,000 shares of the Securities upon exercise of options granted by the Company in connection with the Unistar acquisition, up to an additional 4,925,000 shares of the Securities on conversion or redemption of the Cumulative Convertible Preferred Stock, Series A (the
"Series A Stock")and up to 8,375,000 shares upon conversion or redemption of the Cumulative
Contingently Convertible Preferred Stock, Series B
(the "Series B Stock").  Mr. Blau can acquire up to
300,000 shares upon exercise of his warrant.

Shareholder approval was required before any of the Series B Stock can be converted or redeemed because the total number of shares of Common Stock potentially issuable upon redemption or conversion of all the Preferred Stock (13,300,000), plus the Securities issued in the acquisition (3,700,000), or 17,000,000 shares of Common Stock, exceeded 20% of the outstanding shares of Common Stock prior to the acquisition. Under the rules of the National
Association of Securities Dealers (NASD) market on which the Company's shares are traded, issuance or potential issuance of this amount of shares required shareholder approval. The Company therefore submitted the convertibility and redemption features of the Series B Stock to its shareholders for approval at the 1996 Annual Meeting, and the shareholders approved the issuance of the Common Stock upon such conversion por redemption. No additional authorization of shareholders is required for issuance of Common Stock or Preferred Stock or the issuance of Common Stock upon redemption or conversion of Series A Stock.

The following table sets forth for each of the Selling
Shareholders, as applicable, (i) the number of shares of Common Stock, including the Securities, beneficially owned prior to this offering (as of January 31, 1997), including for the purposes of the table the maximum number of Securities potentially issuable upon exercise of outstanding options and conversion or redemption of outstanding Preferred
Stock, (ii) the amounts of the Securities offered hereby, also including all such potentially issuable
Securities, and (iii) the amounts of Common Stock to be owned upon completion of the offering.

       		                  Total	       Total  	   Number of
         	             Number of	   Number of	     shares to
	                         Shares	  Securities	      be Owned
	                          Owned	          to	          upon
	                       Prior to	  be Offered	    Completion
	                     Offering(1) 	 Hereby	of     Offering(1)

Louis K. Adler           170,118    21,258 (2)         2,500
                                    69,915 (3)
                                    76,445 (4)

Richard Bartlett         260,444    56,688 (2)        - 0 -
                                   203,756 (4)

Robert A. Berman           6,356     6,356 (3)        - 0 -

Stanley M. Blau          753,846   300,000 (5)      453,846

Cooper Life Sciences,              1,166,520 (2)     - 0 -
Inc.                   5,359,724   4,193,204 (4)

Glenn Goord               25,000      25,000 (3)     - 0 -

Robert Korngold           23,750      23,750 (3)     - 0 -

Momar Corporation         95,339      95,339 (3)     - 0 -

Donald Press              12,712      12,712 (3)     - 0 -

Resource Holdings        122,189      12,755 (2)     - 0 -
Associates                            63,559 (3)
                                      45,875 (4)

Estate of Mel Schnell     95,339      95,339 (3)     - 0 -

Lawrence Schaen            1,250       1,250 (3)     - 0 -

Clark Schubach            12,712      12,712 (3)     - 0 -

Jerry M. Seslowe         310,457      56,689 (2)    37,300
                                      12,712 (3)
                                     203,756 (4)

John C. Shaw             260,444      56,688 (2)     - 0 -
                                     203,756 (4)




James W. Spencer       1,416,450   1,416,450 (4)     - 0 -



Robert F. Starzel          6,356       6,356 (3)     - 0 -

10-26 South William      195,343      42,516 (2)     - 0 -
Street Associates                    152,827 (4)



Watermark Investments  6,803,930   6,803,930 (4)     - 0 -
Limited

Watertone L.L.C.         500,000     500,000 (2)     - 0 -

Total                	16,431,759	   15,938,113    	493,646

_______________



(1) Total Shares owed prior to the offering includes all shares issued and issuable upon exercise of options or warrants and coversion or redemption of Preferred Stock. Based upon 51,137,755 shares of Common Stock outstanding as of December 31, 1996, plus the shares to be acquired by the Selling Shareholder, the percentage of the outstanding shares to be owned by each Selling Shareholder upon completion of the offering is less than 1%.



(2) Shares were acquired in the acquisition of Unistar in exchange for Unistar common stock owned by the Selling Shareholders.
(3) Shares are issuable upon exercise of stock options granted in connection with the Company's acquisition of Unistar, primarily in substitution for options to purchase Unistar common stock.
(4) Up to this number of maximum shares are contingently issuable upon conversion or redemption of Series A Stock and the Series B Stock.
(5) Shares are issuable upon exercise of a warrant issued to Mr. Blau in 1987 by Vodavi Technology Corporation, a predecessor of the Company.



None of the Selling Shareholders are employees or otherwise have a relationship with the Company except
Mr. Stanley M. Blau, who has been a director of the Company since 1983, Mr. Jerry M. Seslowe, who has been a director of the Company since February 1, 1996, and Mr. James Spencer, who is the former President of Unistar Entertainment, Inc. a subsidiary of Unistar.




 PLAN OF DISTRIBUTION

The Company has been advised by the Selling
Shareholders that all or a portion of the Securities may be disposed of hereunder from time to time in one or a combination of the following transactions: (a) to or through brokers, acting as principal or agent, who may themselves dispose of the Securities in transactions (which may involve block transactions) in the over-the-counter market or otherwise, at market prices prevailing at the time of sale or at prices related to such prevailing market prices; or (b) directly by gift or directly or through brokers or agents in privately negotiated transactions at negotiated prices. Any commissions or discounts paid or allowed to brokers, dealers or agents may be changed from time to time. The Selling Shareholders and any brokers, dealers or agents who participate in a sale of the Securities may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the
"Securities Act"), and the commissions paid or discounts allowed to any of such brokers, dealers or agents, in addition to any profits received on resale of the Securities, if any of such brokers, dealers or agents should purchase any Securities as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act. In the event of a transaction hereunder in which a broker or dealer acts as principal, this Prospectus will be supplemented to provide material facts with respect to such transaction. Securities offered hereby also may be sold in transactions under Rule 144 promulgated by the Commission under the Securities Act.


DESCRIPTION OF CAPITAL STOCK

The following is a brief description of the material terms of the Company's capital stock. This description does not purport to be complete and is subject in all respects to applicable Virginia law and to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement and are incorporated by reference herein. See "Available
Information"; above.

General

The Company's authorized equity capitalization consists of 80 million shares of Common Stock, par value $.01 per share, and one million shares of preferred stock, par value $.01 per share. Neither the holders of the Common Stock nor of any preferred stock, now or hereafter authorized, will be entitled to any preemptive or other subscription rights.

Common Stock



At December 31, 1996, there were 51,137,755 outstanding shares of Common Stock held by approximately 2,100 holders of record.



Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor.
Dividends on any outstanding shares of preferred stock must be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.
Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of series of preferred stock that may be outstanding from time to time. See "Preferred Stock". The Company's

Articles of Incorporation and Bylaws contain no restrictions on the repurchase or redemption of the Common Stock, although certain of the Company's loan agreements prohibit such repurchases or redemptions.
All the outstanding shares of Common Stock are fully paid, legally issued and nonassessable. The transfer agent for the Common Stock is American Stock Transfer
Company.

Dividends

It is the present policy of the Company's Board of Directors to retain earnings for use in the Company's business. The Company does not anticipate paying any cash dividends in the foreseeable future, except as described below as required to the terms of the Preferred Stock.

Preferred Stock

The Registrant has two series of Preferred Stock currently issued and outstanding: (1) the Cumulative
Convertible Preferred Stock, Series A ("Series A
Preferred Stock"), of which 250,000 shares are issued and outstanding and (2) the Cumulative Contingently
Convertible Preferred Stock, Series B ("Series B
Preferred Stock"), of which 100,000 shares are issued and outstanding.

Each share of the Series A Preferred Stock has voting rights equal to one share of Common Stock. The Series
A Preferred Stock will earn dividends equal to 18.5% of the consolidated Retained Earnings of the Company's subsidiaries, Unistar Gaming Corporation and Unistar
Entertainment, Inc. (collectively, "Unistar"), since the date of issuance of the Series A Preferred Stock, as of the end of a fiscal period, less any dividends paid to the holders of the Series A Preferred Stock prior to such date. All dividends on Series A
Preferred Stock are payable only (i) when and as declared by the Board of Directors, (ii) upon conversion or redemption of the Series A Preferred
Stock or (iii) upon liquidation, and only if at the time of a proposed payment (A) there are no outstanding loans from the Company to Unistar for start-up costs, (B) the cumulative retained earnings of Unistar is positive, and (C) the net income of Unistar in the preceding fiscal year exceeded
$1,000,000.

The Series A Preferred Stock is convertible during the
Conversion Period for up to a maximum of 4,925,000 shares of Common Stock if Unistar meets certain revenue and profit parameters. The Conversion Period is defined as the period commencing on the date of issuance and ending on the later of (I) four years after the first lottery ticket for the NIL is sold, and (ii) five years after the date of issuance of the Series A Preferred Stock. Each share of the Series A
Preferred Stock is convertible, provided Unistar had net income for the immediately preceding fiscal year of at least $1,000,000, into the product of the excess of such net income over $1,000,000, multiplied by .46, divided by 250,000, up to a maximum number of shares of Common Stock per share of Preferred Stock of 19.7.
 The Series A Preferred Stock is also convertible during the Conversion Period for the maximum of 4,925,000 shares of Common Stock (or 19.7 shares of
Common Stock per share of Preferred Stock), at any time that the sum of 100% of the cumulative net revenues of Unistar plus 25% of the cumulative other lottery revenues of the Company exceeds $50 million.
The Series A Preferred Stock is also convertible during the Conversion Period for the maximum number of shares of Common Stock if a controlling interest in Unistar is sold or assigned to a third party who is not a wholly owned subsidiary of the Company. The
Series A Preferred Stock is redeemable for a total of 4,925,000 shares of Common Stock at the Company's option.

Each share of the Series B Preferred Stock has voting rights equal to one share of Common Stock. The Series
B Preferred Stock will earn dividends equal to 31.5% of the consolidated Retained Earnings of Unistar since the date of issuance of the Series B Preferred Stock, as of the end of any fiscal period, less any dividends paid to the holders of the Series B Preferred Stock prior to such date. All dividends on Series B
Preferred Stock are payable only (I) when and as declared by the Board of Directors, (ii) upon conversion or redemption of the Series B Preferred
Stock or (iii) upon liquidation, and only if at the time of a proposed payment (A) there are no outstanding loans from the Company to Unistar for start-up costs, (B) the cumulative retained earnings of Unistar is positive, and (C) the net income of Unistar in the preceding fiscal year exceeded
$1,000,000.

The Series B Preferred Stock is convertible, during the same Conversion Period as applies to the Series A
Preferred Stock, for up to a maximum of 8,375,000 shares of Common Stock if Unistar meets certain revenue and profit parameters. Each share of the Series B Preferred Stock is convertible, provided
Unistar had net income for the immediately preceding fiscal year of at least $1,000,000, into the product of the excess of such net income over $1,000,000, multiplied by .79, divided by 100,000, up to a maximum number of shares of Common Stock per share of Preferred Stock of 83.75. The Series B Preferred
Stock is also convertible during the Conversion Period for the maximum of 8,375,000 shares of Common Stock

(or 83.75 shares of Common Stock per share of Preferred Stock), at any time that the sum of 100% of the cumulative net revenues of Unistar plus 25% of the cumulative other lottery revenues of the Company exceeds $50 million. The Series B Preferred Stock is also convertible during the Conversion Period for the maximum number of 8,375,000 shares of Common Stock, if a controlling interest in Unistar is sold or assigned to a third party who is not a wholly owned subsidiary of the Company. The Series B Preferred Stock is redeemable for a total of 8,375,000 shares of Common
Stock at the Company's option.

Shareholder approval was required before any of the Series B Preferred Stock can be converted or redeemed.
The Company therefore submitted the convertibility and redemption features of the Series B Stock to its shareholders for approval at the 1996 Annual Meeting, and the shareholders approved the issuance of the Common Stock upon such conversion or redemption.

Both the Series A Preferred Stock and the Series B
Preferred Stock are entitled to a preference on any voluntary or involuntary dissolution, liquidation or winding up, equal to the fair market value of the stock on the date of its issuance, as determined by an investment banking firm engaged by the Company, plus any accrued and unpaid dividends. The aggregate fair market value of all the issued Preferred Stock at the time of its issuance was determined to be approximately $7.3 million.

The Board of Directors is authorized to designate with respect to each series of preferred stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative, and if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for or the rights to purchase, shares of any other class or series, and the voting rights, if any. Any preferred shares issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of the Company.

Virginia Stock Corporation Act

The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions". These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares
(an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares.
Affiliated Transactions subject to this approval requirement include, among other things, mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, and any reclassification, including reverse stock split, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

For three years following the time that an Interested
Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested
Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors". A
Disinterested Director means, with respect to a particular Interested Shareholder, a member of the corporation's Board of Directors who was (1) a member on the date on which an Interested Shareholder became an Interested Shareholder and (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. After the expiration of the three-year period, the statute requires approval of the Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Virginia corporation's
Disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not opted-out of the Affiliated Transactions provisions.

Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (one-fifth, one-third or a majority of the outstanding voting shares, respectively) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request.

	LEGAL OPINION



The legality of the Securities being offered hereby will be passed upon for the Company by Hunton &
Williams, Riverfront Plaza, East Tower, 951 East Byrd
Street, Richmond, Virginia 23219. Thurston R. Moore, a member of Hunton & Williams, is a director of the Company. At January 31, 1997, Mr. Moore beneficially owned 124,535 shares of the Common Stock of the Company.



	EXPERTS

The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur
Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such reports.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This

Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction and to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein is correct as of any time subsequent to its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

Securities and Exchange
Commission registration fee . . . . . . . .	$	18,500
State securities laws qualification
and registration fees. . . . .  . . . . . .	$ 	2,000
Printing fees. . . . . . . . . . . . . .  .	$ 	1,000
Legal fees . . . . . . . . . . . . . . .  .	$ 	2,000
Accounting fees. . . . . . . . . . . .  . .	$ 	1,000
Miscellaneous expenses. . . . . . . . . . .	$   	500

               		Total                     	$	25,000

All of the above items except the registration fee are estimated. State securities laws qualification and registration fees and expenses, selling commissions, and fees and expenses of counsel to the Selling
Shareholders shall be borne by the Selling
Shareholders. Selling commissions and expenses of sellers' counsel will vary depending on the individual, the method of sale and the amount sold and cannot be estimated. All other expenses shall be borne by the Company.


Item 15.  Indemnification of Directors and Officers.
Article 10 of the Virginia Stock Corporation Act and the Company's Articles of Incorporation provide for indemnification of officers and directors of the Company under certain circumstances. No director or officer of the Company shall be liable to the Company or its shareholders for monetary damages in respect of proceedings brought by or on behalf of the Company or its shareholders, unless such person engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.
The Company shall indemnify any person who is or was a party to a proceeding as a result of serving as a director or officer of the Company against any liability incurred in connection with such proceeding unless the person engaged in willful misconduct or a knowing violation of criminal law.

Insurance carried by the Company provides (within limits and subject to certain exclusions) for reimbursement of amounts which (a) the Company may be required or permitted to pay as indemnities to the Company's directors or officers for claims made against them, and (b) individual directors, officers and certain employees of the Company may become legally obligated to pay as the result of acts committed by them while acting in their corporate or fiduciary capacities.

Item 16.  Exhibits.

4.1 	Articles of Incorporation, as amended,
consisting of Certificate of Merger, including
Articles of Incorporation, incorporated by reference to the registrant's Current Report on Form 8-K filed on January 3, 1996, and the registrant's Annual Report on Form 10-KA for the year ended December 31, 1995.

4.2  	Bylaws, as amended, incorporated by reference
to Exhibit 4.2 to the registrant's Registration
Statement on Form S-3 (File No. 33-62257) filed on
August 30, 1995.

5	Opinion of Hunton & Williams, counsel to the
Company.  Previously filed.

23.1	Consent of Arthur Andersen LLP.*

23.2	Consent of Hunton & Williams (included in
Exhibit 5.1 hereto). Previously filed.



23.3	Consent of Hunton & Williams.*



25	Powers of Attorney. Previously filed.

* Filed herewith

Item 17.  Undertakings.
(a)	The Registrant hereby undertakes:  (1) to file,
during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement: to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes
that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of
1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration
Statement shall be deemed to be a new Registration
Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities
arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

	SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milford, State of Connecticut, as of the 18th day of February, 1997.



EXECUTONE Information Systems, Inc.

By:  /s/ Alan Kessman
Alan Kessman
Chairman of the Board, President and
Chief Executive Officer


	POWERS OF ATTORNEY



Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration
Statement has been signed by the following persons in the capacities indicated as of the 18th day of February, 1997.





/s/ Alan Kessman           	 /s/ Richard S. Rosenbloom
Alan Kessman                    	Richard S. Rosenbloom
Chairman of the Board,                       	Director
President and Chief Executive Officer
(Principal Executive Officer)


/s/ A.R. Guarascio              	/s/ Thurston R. Moore
Anthony R. Guarascio         	       Thurston R. Moore
Vice-President, Finance and                  	Director
Chief Financial Officer
(Principal Financial and Accounting Officer)


/s/ Stanley M. Blau              	/s/ Jerry M. Seslowe
Stanley M. Blau                      	Jerry M. Seslowe
Vice-Chairman of the Board                   	Director

	EXHIBIT INDEX

Exhibit
Number



23.1	Consent of Arthur Andersen LLP.
23.3	Consent of Hunton & Williams.







Exhibit  23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated January 26, 1996, except with respect to the matter discussed in the footnote to the consolidated financial statements labeled "Note
N-Subsequent Events" as to which the date is April 10, 1996 in EXECUTONE Information Systems, Inc.'s Form 10-
K/A for the year ended December 31, 1995, and to all references to our Firm included in this registration statement.


ARTHUR ANDERSEN LLP
Stamford, Connecticut
February 18, 1997

Exhibit 23.3


February 17, 1997



EXECUTONE Information Systems, Inc.
478 Wheelers Farms Road
Milford, CT  06460

Form S-3 Registration Statement
To Be Filed February 18, 1997 (File No. 333-7279)

Gentlemen:

	This firm has reviewed the information set forth in the ninth paragraph under "Recent Developments" of the preliminary prospectus forming a part of the Registration Statement on Form S-3 dated February 18,
1997 covering the proposed offer and sale of up to 15,938,113 shares of common stock of EXECUTONE
Information Systems, Inc. (the "Company"). We understand that the information set forth therein as it related to the issue of the authorization of the National Indian Lottery under 25 U.S.C. 2701 et seg.
Is based upon the advice provided to the Company by this firm.

	We consent to the summarization of such advice and the reference to us in the prospectus.

	Very truly yours,


	HUNTON & WILLIAMS



<PAGE


February 18, 1997

Securities & Exchange Commission
1933 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:  EXECUTONE Information Systems, Inc.


Gentlemen:

Enclosed herewith for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 2 to a Registration Statement on Form S-3 (File No. 333-
7279) of EXECUTONE Information Systems, Inc. The registration fee has been paid with the initial filing.


Very truly yours,


Barbara C. Anderson
Vice President, General Counsel